Exhibit (a)(7)

FOR IMMEDIATE RELEASE

CONTACTS: MCI

Claire Hassett

1-800-644-NEWS

MCI INCREASES DIGEX TENDER OFFER PRICE TO $1.00 PER SHARE AND EXTENDS OFFER TO NOVEMBER 14, 2003

ASHBURN, Va. – October 29, 2003 – MCI (WCOEQ, MCWEQ) today announced that it had increased the offer price in its pending tender offer for all of the shares of Class A Common Stock of Digex, Incorporated (OTCBB: DIGX) to $1.00 per share from the current offer price of $0.80 per share, a 25% increase. MCI also announced that it is extending the expiration of the tender offer to 5:00 p.m., New York City time, on November 14, 2003. MCI commenced a tender offer for all of the outstanding shares of Class A Common Stock of Digex on August 27, 2003. The offer was previously scheduled to expire at 5:00 p.m., New York City time, on October 31, 2003.

On October 29, 2003, the U.S. Bankruptcy Court for the Southern District of New York granted approval for MCI to increase the offer price to $1.00 per share from the current offer price of $0.80 per share. All shareholders who tender shares to MCI pursuant to the tender offer will receive such increased price for shares tendered, regardless of whether such shares are tendered before or after this announcement, if the tender offer is consummated.

As previously announced, David J. Greene & Company LLC and JMB Capital Partners, L.P., stockholders of Digex, have entered into agreements to tender all of the shares of Class A Common Stock of Digex owned by them into the tender offer, conditioned upon MCI increasing the offer price to $1.00 per share. Collectively, David J. Greene & Company and JMB Capital own an aggregate of 7,199,859 shares of Class A Common Stock.

As of the date hereof, approximately 9,422,371 shares of Class A Common Stock have been validly tendered (and not properly withdrawn). Such tendered shares, plus the shares David J. Greene and JMB Capital have agreed to tender as described above, aggregates 16,622,230 shares, approximately 2,337,186 shares less than needed to satisfy the minimum condition of the tender offer.

Georgeson Shareholder Communications Inc. is acting as the Information Agent in connection with the tender offer and can be contacted at (212) 440-9800 (for banks and brokers) or (866) 295-8105 (toll free for all others).

The agreements, as well as other documentation relating to the offer, may be obtained free of charge at the SEC’s web site, www.sec.gov, or by contacting Georgeson Shareholder Communications. Digex stockholders and other interested parties are urged to read the documentation relating to the offer because it contains important information.

ABOUT WORLDCOM, INC.

WorldCom, Inc. (WCOEQ, MCWEQ), which currently conducts business under the MCI brand name, is a leading global communications provider, delivering innovative, cost-effective, advanced communications connectivity to businesses, governments and consumers. With the industry’s most expansive global IP backbone, based on company-owned POPs, and wholly-owned data networks, WorldCom develops the converged communications products and services that are the foundation for commerce and communications in today’s market. For more information, go to http://www.mci.com.

ABOUT DIGEX

Digex is a leading provider of enterprise hosting services. Digex customers, from Fortune 1000 companies to leading Internet-based businesses, leverage Digex’s trusted infrastructure and advanced services to successfully deploy business-critical and mission-critical Web sites, enterprise applications and Web Services on the Internet. Additional information on Digex is available at www.digex.com.

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